Exhibit 99.2

BP moves forward with IPO for US pipeline assets

Date: 11 September 2017

BP Midstream Partners LP files registration statement for initial public offering of common units

CHICAGO - BP announced today that BP Midstream Partners LP (BP Midstream Partners), a wholly owned, indirect subsidiary of BP p.l.c. (NYSE: BP), has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) related to its proposed initial public offering (IPO) of common units representing limited partner interests.

The announcement comes after BP said in July it had begun evaluating the formation and IPO of a master limited partnership (MLP) to enhance shareholder value and to support BP’s strategy to grow its midstream business.

BP Midstream Partners expects the offering to occur in the fourth quarter of 2017, dependent on market conditions, and anticipates the common units will trade on the New York Stock Exchange under the ticker symbol “BPMP.”

BP Midstream Partners was formed as a vehicle to own, operate, develop and acquire pipelines and other midstream assets. It will be headquartered in Houston, Texas, with offices in Chicago, Illinois.

BP Midstream Partners’ initial assets are expected to consist of ownership interests in one onshore crude oil pipeline system, one onshore refined products pipeline system, and one onshore diluent pipeline system, which carry shipments to or from BP’s Whiting Refinery in Whiting, Indiana, together with interests in four offshore crude oil pipeline systems and one offshore natural gas pipeline system that connect offshore production areas in the Gulf of Mexico with the Gulf Coast refining and distribution hubs.

If the IPO is completed, BP would own the general partner of BP Midstream Partners, all of its incentive distribution rights and a majority of its limited partner interests.

Citigroup, Goldman Sachs and Morgan Stanley are acting as book-running managers, and Citigroup is acting as structuring agent for the proposed offering. The offering will be made only by means of a prospectus. When available, potential investors may obtain a preliminary prospectus related to the offering from:

Citigroup

c/o Broadridge Financial Solutions

1155 Long Island Ave.

Edgewood, NY 11717

Phone: +1 800-831-9146

batprospectusdept@citi.com

To obtain a free copy of the preliminary prospectus when available, visit the SEC’s website at http://www.sec.gov.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary statement

This announcement contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 concerning BP’s evaluation of a master limited partnership (MLP) IPO. There can be no assurance that such an offering will be pursued or consummated. These statements contain words such as “intend,” “will” and “expect” and can be impacted by numerous factors including the risk that the offering may not occur, the securities market generally, the market for BP’s midstream assets and MLPs as an asset class, changes in laws including with respect to tax and regulatory matters and other risks. For more information concerning business risks that could affect BP’s midstream assets more broadly see BP’s 2016 annual report on Form 20-F and periodic reports on Form 6K, filed with the Securities and Exchange Commission. We undertake no obligation to update or revise such forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof.

Further information

BP Press Office, US: +1 281-366-4463 uspress@bp.com

BP press office, London: +44 (0)207 496 4076, bppress@bp.com